Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

The following is an email message from Robert Dutkowsky, Chairman, President and Chief Executive Officer of J.D. Edwards & Company to certain employees of J.D. Edwards relating to the proposed merger between PeopleSoft, Inc. and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003.

The Agreement and Plan of Merger, dated as of June 1, 2003, is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by J.D. Edwards on June 3, 2003, and is incorporated by reference into this filing.

From: Dutkowsky, Bob

Sent: Wednesday, June 04, 2003 1:37 PM

To: Directors & SP3s

Cc: Vice Presidents—Worldwide

Subject: Amendment to the J.D. Edwards & Company Management Change in Control Plan

As you know, Monday we announced our intent to merge with PeopleSoft. I believe this is in the best interest of our employees, customers, partners and shareholders, as it will create the second largest enterprise application software company in the world. This new company translates into better potential for growth and exciting new opportunities for our business and for our employees.

Understandably, Monday’s announcement may cause you to feel some uncertainty about what your future holds. While we know that we are combining our businesses, many of the details of how that will happen have yet to be decided. So over the next few weeks, our teams (comprised of many of you) will be diligently working to provide you with these details. We will share all of this information just as soon as possible.

As a director or senior professional 3, you have been covered by J.D. Edwards’ Management Change in Control Plan (the “CIC Plan”). Our executive management fully supports, and our board of directors unanimously approved, our intent to merge with PeopleSoft. As part of the negotiation process for the merger with PeopleSoft, our Board of Directors amended some of the provisions of the CIC Plan.

We’ve summarized some of the key changes to the CIC Plan below. HR will provide you with a copy of the revised plan.

Change in Control Benefits. If you remain employed by the Company immediately following the closing of the transaction, you will receive 25% of your “Severance Payment” (as defined in the plan) within 30 days. If you are still employed one year after the closing of the transaction, you will receive an additional 25% of your Severance Payment (the “Second Payment”). All of these payments are subject to applicable tax withholding.

Involuntary Termination or Termination Without Cause Within 15 Months of Merger. If your employment is terminated without “cause”, or as a result of an “involuntary termination event” (each as defined in the amended CIC Plan), at any time within fifteen (15) months following the closing of the transaction, you will receive the unpaid portion of your Severance Payment (including the Second Payment described above).

PeopleSoft will continue to provide you with medical, dental, vision, disability and life insurance coverage comparable, in PeopleSoft’s discretion, to your benefits immediately prior to the closing of the transaction. Of course, you will be responsible for paying the same percentage of any premiums or costs that you paid prior to the closing of the transaction. This coverage will continue for six months from the date of termination or until you and your dependents become covered under another employer’s benefit plan. We will also provide you with job outplacement services during this six months period up to a maximum of ten thousand dollars ($10,000). If you resign your employment or you are terminated for cause, you will not receive any of the benefits described in this letter. You will receive only those benefits as may be available to employees who resign or are terminated for cause under PeopleSoft’s benefits plan at such time.

Involuntary Termination or Termination Without Cause After 15 Months Following the Merger. If your employment is terminated without cause at any time after fifteen (15) months following the closing of the transaction, you will be eligible for the benefits provided under the applicable PeopleSoft severance plan.

If you have any questions about the amendments to the Management Change in Control plan, please contact your manager.

Thank you in advance for your leadership during this exciting time in J.D. Edwards.

Bob

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.